June 28, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	HSBC Home Equity Loan Corporation I HSBC Home Equity Loan Corporation II Registration Statement on Form S-3 File No. 333-132348 (the "Registration Statement")

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, the undersigned Registrants identified in the Registration Statement referred to above hereby request that the effective date for such Registration Statement be accelerated so that it will be declared effective at 10:00 a.m. on June 29, 2006, or as soon thereafter as practicable.

In addition, the Registrants hereby acknowledge that:

  should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
  the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
HSBC HOME EQUITY LOAN CORPORATION I HSBC HOME EQUITY LOAN CORPORATION II
By: /s/ Steven H. Smith Steven H. Smith Vice President and Assistant Treasurer